NEW PACIFIC METALS CORP. (the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general and special meeting of shareholders of the Company held on September 30, 2020. Unless otherwise defined, capitalized terms used herein have the meaning given to them in the Company's notice of meeting and management information circular dated August 27, 2020.

Total issued and outstanding Common Shares as at Record Date:	152,310,111
Total percentage of Common Shares voted:	56.9%

Matter Voted Upon	Voting Result

Fixing the number of	The number of directors of the Company for the ensuing was fixed at six (6), by a majority of shareholders:
directors of the
Company at six (6)
	Votes For		Votes Against
	73,355,142	(99.90%)	74,744	(0.10%)

Election of Directors	The following nominees were elected as directors of the Company until the next annual meeting of shareholders of the Company, by a majority of shareholders:
		Votes For		Votes Withheld
	Jack Austin	73,265,365	99.78%	164,521	0.22%

	Dr. Rui Feng	73,345,698	99.89%	84,188	0.11%

	Dr. Mark Cruise	73,346,724	99.89%	83,162	0.11%

	David Kong	73,296,166	99.82%	133,720	0.18%

	Greg Hawkins	73,299,300	99.82%	130,586	0.18%

	Martin Wafforn	73,343,263	99.88%	86,623	0.12%

Appointment of Deloitte LLP, as auditors of the Company	Deloitte LLP, Chartered Professional Accountants, was reappointed as the Company’s auditors for the ensuing year and the directors were authorized to fix their remuneration, by a majority of shareholders:
	Votes For		Votes Withheld
	83,230,565	(96.04%)	3,430,280	(3.96%)

Approval of Omnibus	The Omnibus Plan was approved by a majority of shareholders:
Plan	Votes For		Votes Against

	68,124,563	(92.77%)	5,305,323	(7.23%)

Matter Voted Upon	Voting Result

Approval of	The Arrangement was approved by the requisite 66⅔% of shareholders:
Arrangement
	Votes For			Votes Against
	73,262,366		(99.77%)	167,520	(0.23%)

Approval of Whitehorse Financing	The resolution approving the Whitehorse Financing was approved by a majority of shareholders and also by a simple majority of votes cast by Disinterested Shareholders:

	Votes For		Excluded	Votes Against
	37,701,525*	(99.31%)	35,467,949		260,412	(0.69%)

* Excluding 35,467,949 Common Shares held by shareholders who are: (a) subscribers in the Whitehorse Financing; or (b) affiliates or associates of subscribers in the Whitehorse Financing.

DATED October 1, 2020

NEW PACIFIC METALS CORP.

By:      “Yong-Jae Kim”
             Yong-Jae Kim
             General Counsel and Corporate Secretary